UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person* ALIGIZAKIS, EMMANUEL (Last) (First) (Middle)	2. Date of Event Requiring Statement (Month/Day/Year) 08/12/2002	4. Issuer Name and Ticker or Trading Symbol A.I. SOFTWARE INC.
		5. Relationship of Reporting Person(s) to Issuer (check all applicable) X Director 10% Owner Officer (give Other (specify title below) below) ____________________________	6. If Amendment, Date of Original (Month/Day/Year)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
2091 140TH STREET (Street) SURREY, B.C., CANADA V4A 9V9 (City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table 1 - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
N/A	N/A	N/A	N/A

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative securities Beneficially Owned (e.g.,, puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
N/A	N/A		N/A	N/A	N/A	N/A	N/A

Explanation of Responses:

The Reporting Person became a director of the Company on July 26, 2002 and does not legally or beneficially own any securities as of date.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. /s/ Emmanuel Aligizakis August 12, 2002
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                            **Signature of Reporting Person        Date

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.